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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 AND ENDING 06/30/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Frwy, Ste 409
(No. and Street)

Hurst	TX	76053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal E. Ferguson 817-553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Randal E. Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROCHELLE M. KNIGHT
My Notary ID # 124370876
Expires October 22, 2022

Signature

President
Title

Rochelle M. Knight
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.

FINANCIAL REPORT

JUNE 30, 2020

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2020

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Western Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Western Securities, Inc.'s management. Our responsibility is to express an opinion on First Western Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Western Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of First Western Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Western Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as First Western Securities, Inc.'s auditor since 2019.

Celeste, Texas
August 20 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$	187,315		
Commissions receivable		75,886		
Related party receivable		28,734		
Clearing deposit		71,827		
Furniture and equipment, at cost, less accumulated depreciation of $22,623		380		
TOTAL ASSETS			$	364,142

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	109,226		
Accounts payable		8,803		
Note payable		106,752		
Total Liabilities			$	224,781
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		78,639		
Retained earnings		51,825		
Total Stockholders' Equity				139,361
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	364,142

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2020

REVENUES				
Securities commissions	$	317,898		
Insurance commissions		645,239		
Mutual fund commissions		478,884		
Investment advisory fees		428,812		
Interest income		9,418		
Total Revenues			$	1,880,251
EXPENSES				
Compensation and related costs		1,534,646		
Clearing charges		85,628		
Occupancy		77,336		
Technology and communication		121,971		
Regulatory fees and expenses		3,961		
Professional fees		28,838		
Other expenses		26,385		
Total Expenses				1,878,765
INCOME BEFORE FEDERAL INCOME TAX				1,486
PROVISION FOR FEDERAL INCOME TAX				-
NET INCOME			$	1,486

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2020

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity	
BALANCES - July 1, 2019	$	8,897	$	78,639	$	50,339	$	137,875
Net income		-		-		1,486		1,486
BALANCES - June 30, 2020	$	8,897	$	78,639	$	51,825	$	139,361

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,486	
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	98,178	
Clearing deposit	(1,529)	
Related party receivable	(11,489)	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	(58,460)	
Accounts payable	(3,028)	
Net Cash Provided by Operating Activities		$ 25,158
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	106,752	
Net Cash Provided by Financing Activities		106,752
NET INCREASE IN CASH		131,910
CASH - Beginning of Year		55,405
CASH - End of Year		$ 187,315

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There was no cash paid during they year for interest or income taxes.

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in 1987. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of Rule 15c3-3(k):(2)(i) and (2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company is an independent full service broker-dealer and investment advisor. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and management and investment advisory services to individuals located primarily in Texas and Oklahoma.

In January 1999, the Company's shareholders entered into a Trust Agreement for the purpose of concentrating the vote of their shares into a clear and definite policy of management under the discretion of the Trustee, who is also the Company's majority shareholder.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP). Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. There was no depreciation expense for the year ended June 30, 2020.

INCOME TAXES

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements.

As of June 30, 2020, open Federal tax years subject to examination include the tax years ended June 30, 2017 through June 30, 2019.

The Company is also subject to state income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arrears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 – CLEARING DEPOSIT

The Company has a clearing agreement with First Clearing, a trade name of Wells Fargo Clearing Services, LLC, a national clearing broker-dealer, to provide clearing, execution, and other related securities services. There is a minimum clearing and execution fee of $60,000 per year. The agreement also requires the Company to maintain a minimum of $50,000 in a deposit account with the clearing broker-dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $110,247 which was $60,247 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital ratio was 2.04 to 1.

NOTE 5 - FEDERAL INCOME TAXES

The Company's current year taxable income was offset by its net operating loss carry forward; therefore, there is no provision for current income taxes. The Company has a remaining net operating loss carry forward of approximately $12,500 available to offset future taxable income. The net operating loss carryforward creates a deferred tax asset of approximately $2,600, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2020, the Company elected to make a discretionary contribution of $2,952.

NOTE 7 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing-broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commission receivables and a clearing deposit held by and due from its clearing broker-dealer of $19,234 and $71,827, respectively, totaling $91,061, or approximately 25% of total assets as June 30, 2020.

NOTE 8 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2020.

NOTE 9 - OPERATING LEASE

The Company is committed to leasing its present office location through March 31, 2021. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2020 was $76,857. The future minimum rental payments based upon the base amounts, plus estimated electrical, under the noncancelable operating lease is $55,847 for the year ending June 30, 2021.

In February 2016, the FASB approved ASU 2016-02, Leases (Topic 842). The ASU is designed to increase transparency and comparability among organizations by recognizing lease asset and lease liabilities on the Statement of Financial Condition and disclosing key information about leasing arrangements. The Company adopted ASU 2016-02 effective July 1, 2019. A lease asset, nor a lease liability, were recorded by the Company as they were not significant to the Company.

NOTE 10 – NOTE PAYABLE

On April 29, 2020, the Company obtained a $106,752 loan to fund payroll and office lease expense through the federal Paycheck Protection Program. The amount may subsequently be forgiven subject to compliance and approval based on the timing and use of these funds in accordance with the program. Until then, the note payable requires payment of principal and interest (1%) of $6,008 per month, beginning November 29, 2020 and ending on April 29, 2022. The note payable is unsecured. Future principal payments are $46,949 and $59,803 for the years ending June 30, 2021 and 2022, respectively.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company has a receivable from the majority shareholder of $28,734 at June 30, 2020. The amount is unsecured, non-interest bearing and due on demand.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 20, 2020, which is the date that the financial statements were available to be issued.

SUPPLEMENTARL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2020

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2020

NET CAPITAL		
Total stockholders' equity	$	139,361
Deductions		-
Total Stockholders' Equity Qualified for Net Capital		139,361
Allowable credits or other deductions		-
Total Capital and Allowable Credits		139,361
Deductions and/or Charges		
Non-allowable assets:		
Related party receivable		28,734
Furniture and equipment - net of accumulated depreciation		380
Total Deductions and/or Charges		29,114
Net Capital Before Haircuts on Securities Positions		110,247
Haircuts on Securities		-
Net Capital	$	110,247
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	109,226
Accounts payable		8,803
Note payable		106,752
Total Aggregate Indebtedness	$	224,781
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	60,247
Ratio of aggregate indebtedness to net capital		2.04 to 1

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of June 30, 2020.

See accompany report of independent registered public accounting firm.

SCHEDULE II

FIRSTWESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2020

The Company operates pursuant to sections (k):(2)(i) and (2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompany report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Western Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Western Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) and (2)(ii) (exemption provisions) and (2) First Western Securities, Inc. stated that First Western Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Western Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Western Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 20 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

First Western Securities, Inc.
669 Airport Freeway, Suite 409, Hurst, TX 76053
817-553-1492 Direct / 817-553-2695 Fax
800-327-1279 Toll Free
Sound financial guidance since 1987.

EXEMPTION REPORT

First Western Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. § 40.15c3-3 throughout the most recent fiscal year without exception.

I Randal E. Ferguson, swear (or affirm) that to the best of my knowledge and belief this Exemption Report is true and correct.

By: Randal E. Ferguson

Title: President

Date: August 6, 2020